NO ACT

PE
2-10-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010593

February 12, 2010

Michael C. Connelly
Vice President and General Counsel
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010



Received SEC
Feb 12 2010
Washington, DC 20549

Re: Xcel Energy Inc.

Dear Mr. Connelly:

This is in regard to your letter dated February 10, 2010 concerning the shareholder proposal submitted by Green Century Capital Management, Neva Goodwin, Catholic Healthcare Partners and Catholic Healthcare West for inclusion in Xcel Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Xcel Energy therefore withdraws its January 15, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Kristina Curtis
Treasurer
Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109

Farha-Joyce Haboucha
Managing Director & Director of Socially Responsive Investments
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Catholic Healthcare Partners
c/o Susan Smith Makos
SRI Advisor
4776 South Lake Drive
Boynton Beach, FL 33436

Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107



Michael C. Connelly
Vice President and General Counsel

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
Phone: 612.215.4580
Fax: 612.573.9025

February 10, 2010

BY E-MAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: **Xcel Energy Inc. 2010 Annual Meeting – Withdrawal of No-Action Request With Respect to the Shareholder Proposal Submitted by Green Century Capital Management in Collaboration with Neva Goodwin, Catholic Healthcare Partners, and Catholic Healthcare West**

Ladies and Gentlemen:

On January 15, 2010, Xcel Energy Inc. (the "Company") submitted a no-action request to the Staff of the Division of Corporation Finance (the "Staff") requesting that the Staff concur with the Company's view that, for the reasons stated in the request, the shareholder proposal and supporting statement (the "Proposal") submitted by Green Century Capital Management, Neva Goodwin, Catholic Healthcare Partners, and Catholic Healthcare West (the "Proponents") may be omitted from the proxy materials for the Company's 2010 Annual Meeting of Shareholders.

The Company received letters from the Proponents, all of which are dated February 8, 2010 (except for the letter from Neva Goodwin which is dated February 9, 2010), stating that each Proponent withdraws the Proposal. Based on the withdrawal of the Proposal by the Proponents, the Company is hereby withdrawing its no-action request. A copy of this letter is being provided to each Proponent. The withdrawal letters from the Proponents are attached hereto as **Exhibit A.**

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (612) 330-5500.

Very truly yours,

Michael C. Connelly
Vice President and General Counsel
Xcel Energy Inc.

cc: Kristina Curtis, Green Century Capital Management
Farha-Joyce Haboucha, on behalf of Neva Goodwin
Susan Smith Makos, Catholic Healthcare Partners
Susan Vikers, Catholic Healthcare West

Exhibit A

February 8, 2010

Cathy J. Hart
Vice President, Corporate Services and Corporate Secretary
Xcel Energy
414 Nicollet Mall, 5
Minneapolis, MN 55401
Fax: 612-215-4504

Dear Cathy:

On behalf of Green Century Capital Mgmt, I withdraw the shareholder proposal on coal combustion waste submitted on December 3, 2009. We are withdrawing the proposal because of Xcel's stated commitment via email on 2/2/10 to increase disclosure on the issue of coal ash, in particular around the specifics of:

- Storage and disposal facility design and operations, including a description and percentages of the caps and liners that are in place at company owned and operated ponds and landfills and a description of the several unique and innovative features at Sherco;
- A description of our groundwater monitoring activities in terms of the state approved programs we are operating under, and the scope, extent and design of those programs (including any post closure monitoring that is conducted);
- The types of beneficial reuse projects our ash is currently used for, and the internal and/or external processes, controls, and permits that apply to those projects;
- A statement that it is our policy that company management, legal and/or technical staff will evaluate whether to pursue a particular type of legally authorized beneficial reuse project;
- A link to the EPA website where information on coal ash can be viewed, and where links to company-specific information such as ash impoundment survey responses and inspection results can be found;
- Information about any new approaches we are taking with respect to any of the above items, once those new approaches are at the point of implementation; and
- Contact information for those having additional questions regarding our coal ash management programs.

Xcel has also agreed to remain in dialogue with us on this issue. We look forward to continuing the conversation on coal ash.

Sincerely,

Kristina Curtis
NAME

Treasurer
TITLE

Green Century Capital Management
ORGANIZATION

February 8, 2010

Cathy J. Hart
Vice President, Corporate Services and Corporate Secretary
Xcel Energy
414 Nicollet Mall, 5
Minneapolis, MN 55401
Fax: 612-215-4504

Dear Cathy:

On behalf of Catholic Healthcare Partners, I withdraw the shareholder proposal on coal combustion waste submitted on December 3, 2009. We are withdrawing the proposal because of Xcel's stated commitment via email on 2/2/10 to increase disclosure on the issue of coal ash, in particular around the specifics of:

- Storage and disposal facility design and operations, including a description and percentages of the caps and liners that are in place at company owned and operated ponds and landfills and a description of the several unique and innovative features at Sherco;
- A description of our groundwater monitoring activities in terms of the state approved programs we are operating under, and the scope, extent and design of those programs (including any post closure monitoring that is conducted);
- The types of beneficial reuse projects our ash is currently used for, and the internal and/or external processes, controls, and permits that apply to those projects;
- A statement that it is our policy that company management, legal and/or technical staff will evaluate whether to pursue a particular type of legally authorized beneficial reuse project;
- A link to the EPA website where information on coal ash can be viewed, and where links to company-specific information such as ash impoundment survey responses and inspection results can be found;
- Information about any new approaches we are taking with respect to any of the above items, once those new approaches are at the point of implementation; and
- Contact information for those having additional questions regarding our coal ash management programs.

Xcel has also agreed to remain in dialogue with us on this issue. We look forward to continuing the conversation on coal ash.

Sincerely,



Susan Smith Makos
SRI Advisor
Catholic Healthcare Partners



Catholic Healthcare West

February 8, 2010

Cathy J. Hart
Vice President, Corporate Services and Corporate Secretary
Xcel Energy
414 Nicollet Mall, 5
Minneapolis, MN 55401
Fax: 612-215-4504

Dear Cathy,

On behalf of Catholic Healthcare West, I withdraw the shareholder proposal on coal combustion waste submitted on December 3, 2009. We are withdrawing the proposal because of Xcel's stated commitment via email on 2/2/10 to increase disclosure on the issue of coal ash, in particular around the specifics of:

- Storage and disposal facility design and operations, including a description and percentages of the caps and liners that are in place at company owned and operated ponds and landfills and a description of the several unique and innovative features at Sherco;
- A description of our groundwater monitoring activities in terms of the state approved programs we are operating under, and the scope, extent and design of those programs (including any post closure monitoring that is conducted);
- The types of beneficial reuse projects our ash is currently used for, and the internal and/or external processes, controls, and permits that apply to those projects;
- A statement that it is our policy that company management, legal and/or technical staff will evaluate whether to pursue a particular type of legally authorized beneficial reuse project;
- A link to the EPA website where information on coal ash can be viewed, and where links to company-specific information such as ash impoundment survey responses and inspection results can be found;
- Information about any new approaches we are taking with respect to any of the above items, once those new approaches are at the point of implementation; and
- Contact information for those having additional questions regarding our coal ash management programs.

Xcel has also agreed to remain in dialogue with us on this issue. We look forward to continuing the conversation on coal ash.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP, Community Health
Catholic Healthcare West

...rry Street, Suite 300
...ancisco, CA 94107-1739
...5500 telephone
...5724 fax

FEB. 8.2010 12:30PM CHM RISK SERVICES NO.282 P.

Rockefeller

Rockefeller & Co., Inc.

30 Rockefeller Plaza
New York NY 10112

T 212 649 5600
www.rockco.com

February 9, 2010

Cathy J. Hart
Vice President, Corporate Services and Corporate Secretary
Xcel Energy
414 Nicollet Mall, 5
Minneapolis, MN 55401
Fax: 612-215-4504

Dear Cathy:

On behalf of Neva R. Goodwin, I withdraw the shareholder proposal on coal combustion waste submitted on December 3, 2009. We are withdrawing the proposal because of Xcel's stated commitment via email on 2/2/10 to increase disclosure on the issue of coal ash, in particular around the specifics of:

- Storage and disposal facility design and operations, including a description and percentages of the caps and liners that are in place at company owned and operated ponds and landfills and a description of the several unique and innovative features at Sherco;
- A description of our groundwater monitoring activities in terms of the state approved programs we are operating under, and the scope, extent and design of those programs (including any post closure monitoring that is conducted);
- The types of beneficial reuse projects our ash is currently used for, and the internal and/or external processes, controls, and permits that apply to those projects;
- A statement that it is our policy that company management, legal and/or technical staff will evaluate whether to pursue a particular type of legally authorized beneficial reuse project;
- A link to the EPA website where information on coal ash can be viewed, and where links to company-specific information such as ash impoundment survey responses and inspection results can be found;
- Information about any new approaches we are taking with respect to any of the above items, once those new approaches are at the point of implementation; and
- Contact information for those having additional questions regarding our coal ash management programs.

Xcel has also agreed to remain in dialogue with us on this issue. We look forward to continuing the conversation on coal ash.

Sincerely,



Farha-Joyce Haboucha on behalf of Neva R. Goodwin
NAME

Managing Director & Director of Socially Responsive Investments
TITLE

Rockefeller & Co., Inc.
ORGANIZATION



Michael C. Connelly
Vice President and General Counsel

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
Phone: 612.215.4580
Fax: 612.573.9025

January 15, 2010

BY E-MAIL
shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Xcel Energy Inc. 2010 Annual Meeting - Shareholder Proposal Submitted by Green Century Capital Management in Collaboration with Neva Goodwin, Catholic Healthcare Partners, and Catholic Healthcare West

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter requests that the Staff of the Division of Corporate Finance (the "Staff") concur with our view that, for the reasons stated below, the proposal and supporting statement (the "Proposal") submitted by Green Century Capital Management (the "Proponent") and multiple co-filers[1] may be omitted from the proxy materials for the 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting") of Xcel Energy Inc. (the "Company"). The Proposal is attached to this letter as **Exhibit A.** Correspondence between the Proponent and the Company is attached to this letter as **Exhibit B.**

GENERAL

The 2010 Annual Meeting is scheduled to be held on or about May 19, 2010. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 6, 2010, and to commence mailing to its shareholders on or about such date.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and the Proposal is being emailed to the Commission at shareholderproposals@sec.gov. As a result the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j).

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[1] The Company has also received co-filings from (i) Neva Goodwin, (ii) Catholic Healthcare Partners, and (iii) Catholic Healthcare West in support of the Proposal. Green Century Capital Management is the lead Proponent of the Proposal.

A copy of this letter is also being sent to each Proponent as notice that the Company intends to exclude the Proposal from the Company's proxy materials for the 2010 Annual Meeting.

TEXT OF PROPOSAL

The Proposal states:

Report on Coal Combustion Waste

WHEREAS: Coal combustion waste (CCW) is a by-product of burning coal that contains high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks by pollution control equipment. CCW is often stored in landfills, impoundment ponds or abandoned mines. Over 130 million tons of CCW are generated each year in the U.S.

Coal combustion comprises a significant portion (49%) of Xcel Energy's generation capacity. Our company produces 2.5 million tons of CCW each year.

The toxins in CCW have been linked to cancer, organ failure, and other serious health problems. In October 2009, the U.S. Environmental Protection Agency (EPA) published a report finding that "Pollutants in coal combustion wastewater are of particular concern because they can occur in large quantities (i.e., total pounds) and at high concentrations ...in discharges and leachate to groundwater and surface waters."

The EPA has found evidence at over 60 sites in the U.S. that CCW has polluted ground and surface waters.

Recent reports by the *New York Times* and others have drawn attention to CCW's impact on the nation's waterways, as a result of leaking CCW storage sites or direct discharge into surrounding rivers and streams.

The Tennessee Valley Authority's (TVA) 1.1 billion gallon CCW spill in December 2008 that covered over 300 acres in eastern Tennessee with toxic sludge highlights the serious environmental risks associated with CCW. TVA estimates a total cleanup cost of $ 1.2 billion. This figure does not include the legal claims that have arisen in the spill's aftermath, including the large class-action lawsuit brought against TVA in January 2009.

The EPA plans to determine by the end of 2009 whether certain power plant by-products such as coal ash should be treated as hazardous waste, which would subject CCW to stricter regulations.

The EPA has identified over 580 CCW impoundment facilities around the country. At least 49 of these have been rated by the National Inventory of Dams (NID) as "high hazard potential" sites, where a dam breach would likely result in a loss of human life and significant environmental consequences.

According to our company's filings with the EPA, Xcel Energy operates at least 41 CCW storage sites. 34 of our company's sites have not yet been rated by the NID for their hazard potential.

Our company also re-uses a significant portion of its CCW. While dry CCW has several beneficial re-uses, such as in concrete, pavement and drywall, it can also pose public health and environmental risks in the dry form.

RESOLVED: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste, and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2010, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.

REASONS FOR EXCLUSION OF PROPOSAL

A. RULE 14a-8(i)(7) –THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-8(i)(7) BECAUSE IT DEALS WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Company's business operations involve the generation; purchase, transmission, distribution and sale of electricity. Similarly, as part of its ordinary business operations, the Company manages legal, reputational and other risks associated with its regulatory, development, production and marketing operations. The Company believes that the Proposal, requesting a report on the Company's "efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste", including "how those efforts may reduce legal, reputational and other risks to the Company's finances and operations", may be properly omitted from the Company's proxy materials for the 2010 Annual Meeting in reliance on Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a proposal is excludable if it "deals with a matter relating to the company's ordinary business operations." In 1998, when the Commission adopted amendments to Rule 14a-8, the Commission explained the policy underlying Rule 14a-8(i)(7) as follows: "consistent with the policy of most state corporate laws," this rule "confine[s] the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission further indicated that two central considerations determine whether a proposal is excludable under Rule 14a-8(i)(7). The first consideration relates to when a proposal concerns tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of a company's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the company's ordinary business operations. In cases where it does, such proposal, although only requiring the preparation of a report, will be excludable. See SEC Release No. 34-20091 (August 16, 1983).

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." The Staff recently provided additional guidance with respect to shareholder proposals that require an internal assessment of the risks or liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health. In Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E"), the Staff noted that rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, the Staff will instead focus on "the subject matter to which the risk pertains or that gives rise to the risk." In those cases in which a proposal's underlying subject matter involves an ordinary business matter of the company, the proposal will be excludable under Rule 14a-8(i)(7). In SLB 14E, the Staff also provided that proposals would generally not be excludable in those cases in which a proposal's underlying subject matter "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote."

1. The Proposal Involves Fundamental Tasks That Should Not Be Subject to Shareholder Oversight and Seeks to Micro-Manage the Company.

The nature of the Company's business is to generate electricity. One of the ways in which the Company conducts this business is by burning coal. A natural by-product of this business activity is the production of coal combustion by-products ("CCBs")[2]. Burning coal, and thereby the production of CCBs, is a standard electricity generation technique used throughout the utility industry and is integral to the Company's ability to generate electricity. Therefore, the Proposal is a clear case for where a proposal's subject matter involves an ordinary business matter of the Company.

The Proponent has requested a report on the Company's "efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustions waste, and how those efforts may reduce legal, reputational and other risks to the company's finances and operations." Through the Proposal, the Proponent is clearly seeking to "micro-manage" matters of a complex nature and seeking shareholder oversight of fundamental aspects of the Company's operations and fundamental tasks that the Company's management necessarily deals with on a day-to-day basis and involves a matter that requires an internal assessment of various regulatory risks at a high level of detail that does not provide meaningful incremental

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[2] The Proponent's use of the term coal combustion waste, or CCW, throughout the Proposal is not accurate because the material is not legally or technically a waste unless and until it is discarded or disposed. The Company refers to CCB throughout this no-action request, except when citing the Proposal, so that this no-action request is consistent with industry practice and more accurately represents the Company's processes and by-product.

information to shareholders beyond the environmental disclosures already contained in the Company's filings with applicable federal and state regulators.

Environmental leadership is a core strategic priority for the Company. The Company's environmental leadership strategy is designed to meet customer and policy maker expectations while creating shareholder value. The Company has established a highly effective environmental compliance program and has produced an excellent compliance record. Moreover, the Company pursues environmental policy initiatives that promote its environmental leadership and provide growth opportunities. Among other things, the Company's method of disposing of CCBs at its Sherburne County ("Sherco") Generating Plant is considered state of the art and exceeds typical industry norms. Compliance with laws and regulations, as well as responding to any changes in such laws and regulations and the adoption of internal policies to meet or exceed applicable legal requirements, is a complex, fundamental task dealt with by the Company's management on a day-to-day basis. As such, these are improper matters for shareholder oversight and should not be dealt with through the shareholder proposal process.

Further, the preparation of a report of the type requested by the Proposal would be an expensive task and unduly burdensome, requiring significant time and resources to deal with the complexities of the inter-related risks, policies, regulations and operational processes. In addition, the Proposal would not add any value to the shareholders or the Company's operations because the current regulatory standards applicable to the Company's CCB operations are already sufficiently protective of human health and the environment and the Company has evaluated its compliance with these standards. Moreover, the Company negotiates each of its facility's permits with regulatory authorities and does not have the ability to unilaterally change those permits – any features that are added to our facilities become incorporated into our permits and by definition are then considered necessary for compliance. Furthermore, there is uncertainty regarding whether regulations in this arena may soon be changed by federal and/or state governmental regulatory bodies. Therefore, much time and expense could be spent assembling a report that might quickly become obsolete. The time and attention spent preparing such a report that typical shareholders should not find to be material or useful would divert the Company's employees and management from focusing on activities designed to maximize shareholder value and minimize risk, such as oversight of daily operations to maintain compliance with existing requirements, and would require unnecessary and duplicative work on the part of the Company. Such diversions of the Company's resources to describe matters already being properly addressed by the Company in the ordinary course of its day-to-day business is precisely the sort of micro-management the Commission sought to enjoin in the 1998 Release, and would not be in the best interest of the Company or its shareholders.

2. *The Proposal Relates to the Assessment of Risk.*

The report requested by the Proponent essentially amounts to a request for an internal evaluation of the Company's ordinary business activities and associated risks, including the Company's compliance and governance processes, all of which should be properly left to the business judgment of the Company's management. The Company's officers are already tasked with the complex process of identifying, analyzing, evaluating and responding to operational, financial and litigation risks and the environmental impact of its coal burning operations, including that of its use, storage and disposal of CCBs, and the policies and regulations that may affect its operations. It is the Company's officers, in consultation with Company engineers, environmental professionals, and legal staff, not its shareholders, who have the expertise and practical experience in these matters and are thereby best positioned to address the complex and comprehensive regulations to which the Company is already subject and to determine what steps the Company should take to meet or exceed these regulations and manage the various risks related to its business.

It has been firmly established in the past that proposals that seek an assessment of the potential risks or liabilities faced by a company relate to day-to-day business matters and, therefore, are excludable under Rule 14a-8(i)(7). (*See, e.g., CONSOL Energy Inc.* (February 23, 2009) (excluding a proposal requesting a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products); *Arch Coal, Inc.* (January 17, 2008) (excluding a proposal requesting a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product); *ONEOK, Inc.* (February 7, 2008) (excluding a proposal requesting a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions from the company's operations); *OGE Energy Corp.* (February 27, 2008) (excluding a proposal to have the board provide a report to shareholders describing how the company was assessing the impact of climate change on the company, the company's plans to disclose this assessment to shareholders, and the rationale for not disclosing such information through reporting mechanisms such as the Carbon Disclosure Project); *Newmont Mining Corp.* (February 5, 2005) (excluding a proposal calling for management to review its policies concerning waste disposal at certain of its mining operations); and *Xcel Energy Inc.* (April 1, 2003) (excluding a proposal requesting a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances and the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)).

Similarly, the report requested by the Proponent in the Proposal would require the Company to evaluate its operational, financial, reputational and litigation risks and, therefore, comes under the guidance established in SLB 14C, which allows exclusion of such proposals. Further, the Proposal does not seek to eliminate the Company's coal burning operations, thereby implicitly recognizing that coal burning and production of CCBs, is an integral part of the Company's utility operations. Therefore, not only does the Proposal result in an evaluation of risk, but such evaluation and the Proposal as a whole involves ordinary business matters of the Company.

3. Coal Combustion By-products Do Not Give Rise to Significant Policy Issues.

The Proposal also does not meet the threshold of transcending the day-to-day business matters of the Company and does not raise significant policy issues. The fact that the Proposal mentions "environmental and health hazards" does not remove it from the scope of Rule 14a-8(i)(7) because, as discussed above, the Proposal fundamentally addresses risks that the Company faces as a result of the conduct of its ordinary business. As noted above, burning coal is a well-established electricity generation technique used throughout the utility industry, and is integral to the Company's ability to produce electricity for its customers. Compliance with safety and other regulations and policies related to storage of CCBs is a fundamental part of the day-to-day operations and activities of the Company's management and other employees. While the Proponent has noted media attention from the "New York Times and others" reporting that CCBs can impact the nation's waterways as a result of "leaking CCW storage sites or direct discharge into surrounding rivers and streams", it should also be noted that these media attempts to link CCBs to environmental hazards are inconsistent with the findings of, and policies and regulations promulgated by, the state and federal agencies that regulate the utility industry and, in many instances, have been specifically refuted following investigations by regulatory authorities. In fact, the EPA has previously declined to classify CCBs as hazardous waste and the Company is not aware of any new information that would give the EPA legal or technical justification to reverse this position.

As discussed in detail below under Section B, the Proponent's statements regarding the hazards associated with heavy metals that are found in CCBs is not supported. These heavy metals generally comprise less than 1% of the weight of CCBs and all of these elements exist naturally in the environment. According to the Electric Power Research Institute ("EPRI"), if "the mere presence of these elements means a material is toxic, then all soils and rocks and many other common materials, including food and multi-vitamins, would also be considered toxic." See "Is Coal Ash Toxic" by EPRI, page 2.

In addition, a December 2009 draft public health assessment produced by the Tennessee Department of Health, in conjunction with the Agency for Toxic Substances and Disease Registry ("ATSDR"), after the coal ash spill at the Tennessee Valley Authority Kingston Fossil Plant concluded that the spill posed no short or long term threats to public health, drinking water supplies, or recreational activities. The public health assessment noted that the concentrations of the metals in the ash were too low to cause harm from casual skin contact, ingestion or inhalation and the harm associated with the coal ash was comparable to dust from a ball field or farm field. This well-documented technical conclusion by reputable public health organizations refutes the Proponent's claim that the constituents of CCBs pose serious risks to human health.

Not only can CCBs be properly managed, but rather than unnecessarily landfilling all CCBs, they can also be recycled or otherwise put to beneficial re-use. Approximately half of the CCB produced at the Company's plants are beneficially reused/recycled in many different applications, including concrete and masonry products, the manufacture of roofing shingles and sand-blasting grit, synthetic aggregate for road construction, to stabilize weak soils at construction projects and as geotechnical fill. In all cases, Company engineers and environmental professionals as well as the EPA and/or state regulators evaluate these uses and confirm they are acceptable before proceeding. Beneficial use of CCBs is advocated by the EPA due to the significant environmental and economic advantages of these practices through federal procurement guidelines and programs such as C2P2 (Coal Combustion Products Partnership). Beneficial reuse of CCBs results in reduced greenhouse gas emissions, reduced water consumption, conserves virgin raw materials, and avoids unnecessary use of landfill space. The American Society for Testing and Materials (ASTM) also promotes beneficial reuse of CCBs

through adoption of international standards such as ASTM C618 (Standard Specification for Coal Fly Ash and Raw or Calcined Natural Pozzolan for Use in Concrete).
Because of the lack of any nexus between CCBs and any confirmed hazards to the environment or public health when properly managed, the Company does not believe that CCBs give rise to any social policy issue, and certainly none so significant as to be appropriate for a shareholder vote. Further, the resolution made by the Proponent emphasizes that the Proponent is focused on how the Company's efforts to reduce environmental and health hazards may "reduce legal, reputation and other risks to the company finances and operations." The Proposal does not request that the Company change its policies. Instead, these statements indicate that the Proposal is focused on the risk to, and liability of, the Company rather than any social policy, and therefore is properly a matter of ordinary business to the Company. Accordingly, these matters should be left to the Company's management, not its shareholders.

For all of the above reasons, the Proposal should be omitted because it deals with a matter concerning the Company's ordinary business operations and related risk evaluation, and does not give rise to significant policy issues.

B. RULES 14a-8(i)(3) and 14a-9--THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14A-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

The Company believes that the Proposal may be properly excluded from its proxy materials for the 2010 Annual Meeting because the Proposal contains materially false and misleading statements in violation of Rule 14a-9 and Rule 14a-8(i)(3) of the Exchange Act. Rule 14a-8(i)(3) provides that an issuer may exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes that the Proponent's supporting statement to the Proposal is materially false and misleading. Furthermore, the Company believes that this Proposal and supporting statement "will require detailed and extensive editing in order to bring them into compliance with the proxy rules" and accordingly the Company recommends that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

Alternatively, should the Staff determine that the entire Proposal and supporting statement are not excludable, we urge the Staff to permit exclusion of the supporting statement, or at a minimum, the substantial portions of the supporting statement that are clearly in contravention of Rules 14a-8(i)(3) and 14a-9, as discussed below. Concurring in this view would be in line with the position the Staff has taken in the past in several no action letters, including *CCBT Bancorp, Inc.* (April 20, 1999), in which the Staff allowed the entire supporting statement of a proposal to be omitted on the basis that it was false and misleading, and *Maytag Corporation (Rossi)* (March 14, 2002), in which the Staff required portions of the supporting statement to be deleted as being materially false and misleading. *See also, Northrop Grumman Corporation* (March 22, 2002) (requiring various statements to be deleted); *Xcel Energy Inc.* (April 1, 2003) (requiring various statements to be deleted); and *General Electric Company* (January 27, 2004) (requiring several paragraphs and various other statements to be deleted).

The supporting statement contains several statements that are taken out of context and make the supporting statement materially misleading. Furthermore, the Proponent has included statements in the Proposal that are materially false. The Proponent has made the following statements in support of the Proposal which have no basis in fact, are inconsistent with information the Company has, or omits to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules:

1. *The first "Whereas" clause is materially misleading because it refers to "high concentrations" of certain materials in "coal combustion waste (CCW)" that in reality make up only a small percentage of CCBs.*

The Proponent begins the Proposal by falsely stating that CCBs contain "high concentrations" of arsenic, mercury, heavy metals and other toxins, when in fact the CCB concentration of these elements is at a very low percentage. According to a report prepared by the EPRI the composition of these elements in CCB is only slightly higher that as compared to rocks and soil. See "Is Coal Ash Toxic?" by EPRI, page 2. Collectively, these elements "comprise less than 1% of the weight" of CCB and since all of the elements contained in CCBs "exist naturally in the environment, humans are exposed to some form of them every day." Id. Furthermore, in an evaluation conducted by EPRI, none of the samples collected from 33 power plants "exceeded the [Toxicity Characteristic Leaching Procedure ("TCLP")] limits for any of the metals included in the protocol" which is a test used under certain regulatory programs to determine whether a waste is hazardous. Id. Page 4. These conclusions are consistent with information and analysis the Company collects regarding its own CCBs. Therefore, the Proponent's statement that CCB contains a "high concentration" of these elements is materially false and misleading. In addition, the placement of the materially false and misleading statement at the beginning of the Proposal is a clear attempt by the Proponent to alarm the Company's shareholders into voting for the proposal. As noted by EPRI in their report, "if the mere presence of these elements means a material is toxic, then all soils and rocks and many other common material, including food and multi-vitamins, would also be considered toxic." Such scare tactics should not be permitted in any proposal, much less in one that is as materially false and misleading as this Proposal is.

2. *The statement that the "EPA has found evidence at over 60 sites in the U.S. that CCW has polluted ground and surface waters" is not accurate.*

The Proponent's reference to 60 sites of polluted ground and surface waters is not accurate. Most of the cases (43) were potential, not proven, damage cases and in most cases no actual offsite impacts to the environment were found. In addition, most of the cases involved impoundments that were constructed prior to the promulgation and implementation of current regulations (i.e., the 1976 Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act in 1980), and therefore do not represent modern day practices or the current practice of the Company. Therefore, the Proponent's use of this statement is materially false and misleading as the Proposal overstates the number of sites where the EPA concluded there were proven impacts to ground and surface water, fails to clarify that most of the impoundments at issue do not reflect modern day facilities, and omits the material fact that in most cases no offsite impacts to ground and surface water were detected by the EPA, thus the actual consequences were minimal.

3. *The statement beginning with the "EPA plans to determine by the end of 2009 . . ." is materially misleading because it is highly speculative.*

First, the statement is false because the EPA did not make a determination at the end of 2009 regarding whether power plant coal ash should be regulated for the first time as a hazardous waste and the EPA certainly has not proposed or promulgated new regulations regulating CCBs. In addition, this statement is highly speculative because the Proponent presumes when the EPA will act and concludes that CCB will be treated as a hazardous waste. It is uncertain whether the EPA will propose new regulations, let alone promulgate final regulations after public review and comment, that regulate CCBs as hazardous wastes. Not only does this statement make the Proposal materially false and misleading, but it also shows that compliance with the Proposal is impossible because even the Proponent guessed wrong regarding the actions the EPA would take at the end of 2009 with respect to CCBs. Therefore, the Proponent has asked the Company to accomplish an impossible task, which is to prepare a report based on efforts that go above and beyond compliance, even though what constitutes "compliance" is an ever evolving concept and depends on what new, if any, laws, regulations, and regulatory interpretations develop over time at the local, state, and federal level.

4. *The statements that the "EPA has identified over 580 CCW impoundment facilities around the country" in the eighth paragraph and that "Xcel Energy operates at least 41 CCW storage sites" in the tenth paragraph, are taken out of context.*

The Proponent has stated that 580 CCW impoundment facilities have been identified, but failed to provide any context for this statement. As the Proponent most likely is aware, the EPA required reporting of any impoundment that could contain any amount of CCB, or water that had come into contact with CCB. This resulted in reporting of many ponds that are not used to manage CCBs, but that may contain a de minimis amount of CCBs. For example, the EPA's guidance implied that a storm water collection pond that was never designed, intended or used to store or dispose of CCBs, but had a remote potential to contain CCB particles or even merely water that had at some time come into contact with CCBs, needed to be reported. The Company, along with many other utility providers, have expressed to the EPA concerns over the ambiguity of the EPA's information collection request and the potential for data to be inconsistently reported or misinterpreted.

In addition, while the Company acknowledges that it has reported that it has 41 impoundments which <u>may</u> contain CCBs, the number is skewed high based on the over-inclusive definition the EPA provided in its information collection request. Where ambiguity existed, the Company chose to conservatively over-report the number of impoundments, even though many were believed to be beyond the scope of the EPA information request, rather than face a potential dispute with the EPA at a later date over interpretation of the requirements. The Company refutes the Proponent's use of this number in the Proposal without the Proponent providing any context as to why that was the number reported. In addition, it is important to understand that the Company has 41 impoundments that <u>may</u> contain CCBs, it does not have "41 CCW storage sites" as inaccurately described in the Proposal. As mentioned above, the EPA's inquiry into

CCB sites was ambiguous and resulted in companies over-reporting the number of CCB sites actually operated. By conventional and industry standards, the Company only operates 21 ponds that actually store or dispose of CCBs. Most of these 21 ponds are used for temporary storage of CCBs until the material is removed and either put to beneficial re-use or sent to a dry landfill for permanent disposal. Only the Company's Sherco Generating Plant has ponds used for permanent disposal of CCBs and that are specifically designed, constructed and permitted for this purpose. The Company's method of disposing of CCBs in ponds at this facility is considered state of the art and exceeds typical industry norms. In fact, the Company has been contacted by other utilities who want to learn more about the Company's CCB storage process at this facility. The EPA recently inspected the impoundments at the Sherco facility and gave them the highest possible rating for structural safety and integrity. Sherco was also the only Company facility on the EPA's list of high priority sites to inspect.

Therefore, the Proponent's reference to the above statistics in the Proposal is not accurate because the statistics are (i) ambiguous, without the Proponent providing any clarification of the ambiguity, and (ii) a point of contention in the industry, without the Proponent identifying the references as such in the Proposal. The result of such references makes the Proposal materially false and misleading.

5. *The statement that "34 of our company's sites have not yet been rated by the NID for their hazard potential" cannot be supported.*

As with so many other statements in the Proposal, this statement makes the Proposal materially false and misleading because it is taken out of context and the Proponent has failed to provide any clarification for the statement. The National Inventory of Dams ("NID") is not a rating agency or organization, but is instead a compilation of ratings for dams. Dams are rated by various engineers that review their location, size and construction. The engineers assign ratings to the dams and report the rating on the NID. The reason 34 ponds are not assigned ratings on the NID is because they are too small or pose no credible risk of engineering failure. Therefore, these ponds do not meet the criteria to even be listed on the NID, much less receive a rating from an engineer. Due to broad confusion on how and when the NID applies and the meaning of the various ratings on the NID, the EPA has attempted to clarify these rating issues on the EPA's web site in narrative discussions and "FAQ" sections. In addition the Company has explained why certain of its ponds are not rated in its response to the EPA's information request, which is posted on the EPA web site for public review. Therefore, assuming minimal diligence and effort, the Proponent should be aware that the fact that 34 of the Company's ponds have not been rated is not a cause for concern

6. *The Proponent's last paragraph of the supporting statement that "dry CCW" posed "public health and environmental risks" is false, misleading, and completely unfounded.*

The management and storage of CCBs has been studied extensively by the EPA, the industry and state agencies. None of these entities have found any indication of health and environmental risks if coal ash is properly managed. Notably, some of the findings supporting the fact that risks to the public are insignificant, are as follows:

- A broad screening analysis by the EPA demonstrated that risks to an individual **living near a landfill** resulting from increased exposure to incidental ingestion and inhalation is negligible; and

- The daily intake of trace metals from the incidental ingestion of coal ash is **similar to or less than** the allowable intake of the same metals from drinking water, is within safe drinking water limits, and is similar to a typical U.S. diet.

See "Is Coal Ash Toxic" by EPRI (emphasis added).

In addition, as mentioned above in Section A, the December 2009 draft public health assessment jointly produced by the Tennessee Department of Health and the Agency for Toxic Substances and Disease Control (an agency of the U.S. Department of Health and Human Services affiliated with the Centers for Disease Control ("CDC")) after the coal ash spill at the Tennessee Valley Authority Kingston Fossil Plant concluded that the spill posed no short or long term threats to public health, drinking water supplies, or recreational activities because the concentrations of the metals in the ash were too low to cause harm from casual skin contact, ingestion or inhalation. The report also concluded that the harm associated with the coal ash was comparable to dust from a ball field or farm field. These results demonstrate that CCBs in and of themselves are not "toxic." The Company refutes the Proponent's use of this statement because the Proponent did not provide sufficient facts to make the statement not materially false or misleading.

Based on the many false and misleading statements in the Proposal, the Company believes that the Proposal and supporting statement may be omitted in its entirety because the "supporting statement will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules." A majority of the statements included with the Proposal are biased and taken out of context, the result of which is to cause concern when such concern is not warranted. Moreover, attempting to bring the supporting statement into compliance by eliminating inaccurate and misleading text from the supporting statement, and retaining the remaining untainted text, would not serve a significant purpose, as the remaining text would no longer support the Proponent's general premise and thus would not be useful to shareholders in evaluating the Proposal.

CONCLUSION

On the basis of the foregoing, the Company respectfully requests that the Staff concur that the Proposal, including the supporting statement, may be excluded from the Company's proxy materials for the 2010 Annual Meeting and indicate that the Staff will not recommend any enforcement action if the Proposal is so excluded. Based on the Company's timetable for the 2010 Annual Meeting, a response from the Staff by February 16, 2010, would be appreciated.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (612) 330-5500.

Very truly yours,



Michael C. Connelly
Vice President and General Counsel
Xcel Energy Inc.

Exhibit A

Rec'd 12-4-09


GREEN
CENTURY
FUNDS

December 3, 2009

Cathy J. Hart
Corporate Secretary
Xcel Energy Inc
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Dear Ms. Hart:

Coal combustion waste (CCW) is a by-product of burning coal that contains high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks by pollution control equipment. CCW is often stored in landfills, impoundment ponds or mines. Over 130 million tons of CCW are generated each year in the U.S.

Coal combustion comprises a significant portion (49%) of Xcel Energy's generation capacity. Our company produces 2.5 million tons of CCW each year. As shareholders, we are concerned about the risks associated with our company's storage and re-use of CCW.

The EPA has identified over 580 CCW impoundment facilities around the country. At least 49 of these have been rated by the National Inventory of Dams (NID) as "high hazard potential" sites, where a dam breach would likely result in a loss of human life and significant environmental consequences. According to our company's filings with the EPA, Xcel Energy operates at least 41 CCW storage sites. 34 of our company's sites have not yet been rated by the NID for their hazard potential.

Our company also re-uses a significant portion of its CCW. While dry CCW has several beneficial re-uses, such as in concrete, pavement and drywall, it can also pose public health and environmental risks in the dry form.

To address the risks associated with CCW, Green Century Capital Management is filing the enclosed shareholder resolution, for inclusion in Xcel Energy's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of Xcel Energy stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership will follow this letter. We ask that the proxy statement indicate that Green Century Capital Management is the lead filer of this resolution.

For questions or follow-up, please contact Emily Stone of Green Century by phone at (617) 482-0800, by email at estone@greencentury.com, or by postal mail at the address below.

Sincerely,

Kristina Curtis

Kristina Curtis
Senior Vice President
Green Century Capital Management

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com


PRINTED ON RECYCLED PAPER
WITH SOY-BASED INK

Report on Coal Combustion Waste

WHEREAS: Coal combustion waste (CCW) is a by-product of burning coal that contains high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks by pollution control equipment. CCW is often stored in landfills, impoundment ponds or abandoned mines. Over 130 million tons of CCW are generated each year in the U.S.

Coal combustion comprises a significant portion (49%) of Xcel Energy's generation capacity. Our company produces 2.5 million tons of CCW each year.

The toxins in CCW have been linked to cancer, organ failure, and other serious health problems. In October 2009, the U.S. Environmental Protection Agency (EPA) published a report finding that "Pollutants in coal combustion wastewater are of particular concern because they can occur in large quantities (i.e., total pounds) and at high concentrations ...in discharges and leachate to groundwater and surface waters."

The EPA has found evidence at over 60 sites in the U.S. that CCW has polluted ground and surface waters.

Recent reports by the *New York Times* and others have drawn attention to CCW's impact on the nation's waterways, as a result of leaking CCW storage sites or direct discharge into surrounding rivers and streams.

The Tennessee Valley Authority's (TVA) 1.1 billion gallon CCW spill in December 2008 that covered over 300 acres in eastern Tennessee with toxic sludge highlights the serious environmental risks associated with CCW. TVA estimates a total cleanup cost of $1.2 billion. This figure does not include the legal claims that have arisen in the spill's aftermath, including the large class-action lawsuit brought against TVA in January 2009.

The EPA plans to determine by the end of 2009 whether certain power plant by-products such as coal ash should be treated as hazardous waste, which would subject CCW to stricter regulations.

The EPA has identified over 580 CCW impoundment facilities around the country. At least 49 of these have been rated by the National Inventory of Dams (NID) as "high hazard potential" sites, where a dam breach would likely result in a loss of human life and significant environmental consequences.

According to our company's filings with the EPA, Xcel Energy operates at least 41 CCW storage sites. 34 of our company's sites have not yet been rated by the NID for their hazard potential.

Our company also re-uses a significant portion of its CCW. While dry CCW has several beneficial re-uses, such as in concrete, pavement and drywall, it can also pose public health and environmental risks in the dry form.

RESOLVED: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste, and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2010, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.

Recd 12-4-09

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 | December 4, 2009 | (212) 649-5600

Cathy J. Hart
Corporate Secretary
Xcel Energy Inc
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Dear Ms. Hart:

Coal combustion waste (CCW) is a by-product of burning coal that contains high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks by pollution control equipment. CCW is often stored in landfills, impoundment ponds or mines. Over 130 million tons of CCW are generated each year in the U.S.

Coal combustion comprises a significant portion (49%) of Xcel Energy's generation capacity. Our company produces 2.5 million tons of CCW each year. As a shareholder, I am concerned about the risks associated with Xcel's storage and re-use of CCW.

The EPA has identified over 580 CCW impoundment facilities around the country. At least 49 of these have been rated by the National Inventory of Dams (NID) as "high hazard potential" sites, where a dam breach would likely result in a loss of human life and significant environmental consequences. According to our company's filings with the EPA, Xcel Energy operates at least 41 CCW storage sites. 34 of our company's sites have not yet been rated by the NID for their hazard potential.

Xcel also re-uses a significant portion of its CCW. While dry CCW has several beneficial re-uses, such as in concrete, pavement and drywall, it can also pose public health and environmental risks in the dry form.

To address the risks associated with CCW, I am filing the enclosed shareholder resolution, for inclusion in Xcel Energy's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I, Neva Goodwin, am the beneficial owner of at least $2,000 worth of Xcel Energy stock. I have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership will follow this letter. I ask that the proxy statement indicate that Green Century Capital Management is the lead filer of this resolution. I designate Emily Stone of Green Century as lead filer to engage in discussions with the Company concerning the on my behalf. Ms. Stone may be reached by phone at (617) 482-0800, and by email at estone@greencentury.com.

Sincerely,



Neva Goodwin

Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Report on Coal Combustion Waste

WHEREAS: Coal combustion waste (CCW) is a by-product of burning coal that contains high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks by pollution control equipment. CCW is often stored in landfills, impoundment ponds or abandoned mines. Over 130 million tons of CCW are generated each year in the U.S.

Coal combustion comprises a significant portion (49%) of Xcel Energy's generation capacity. Our company produces 2.5 million tons of CCW each year.

The toxins in CCW have been linked to cancer, organ failure, and other serious health problems. In October 2009, the U.S. Environmental Protection Agency (EPA) published a report finding that "Pollutants in coal combustion wastewater are of particular concern because they can occur in large quantities (i.e., total pounds) and at high concentrations ...in discharges and leachate to groundwater and surface waters."

The EPA has found evidence at over 60 sites in the U.S. that CCW has polluted ground and surface waters.

Recent reports by the *New York Times* and others have drawn attention to CCW's impact on the nation's waterways, as a result of leaking CCW storage sites or direct discharge into surrounding rivers and streams.

The Tennessee Valley Authority's (TVA) 1.1 billion gallon CCW spill in December 2008 that covered over 300 acres in eastern Tennessee with toxic sludge highlights the serious environmental risks associated with CCW. TVA estimates a total cleanup cost of $1.2 billion. This figure does not include the legal claims that have arisen in the spill's aftermath, including the large class-action lawsuit brought against TVA in January 2009.

The EPA plans to determine by the end of 2009 whether certain power plant by-products such as coal ash should be treated as hazardous waste, which would subject CCW to stricter regulations.

The EPA has identified over 580 CCW impoundment facilities around the country. At least 49 of these have been rated by the National Inventory of Dams (NID) as "high hazard potential" sites, where a dam breach would likely result in a loss of human life and significant environmental consequences.

According to our company's filings with the EPA, Xcel Energy operates at least 41 CCW storage sites. 34 of our company's sites have not yet been rated by the NID for their hazard potential.

Our company also re-uses a significant portion of its CCW. While dry CCW has several beneficial re-uses, such as in concrete, pavement and drywall, it can also pose public health and environmental risks in the dry form.

RESOLVED: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste, and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2010, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.

Rec'd 12-4-09



CATHOLIC
HEALTHCARE
PARTNERS



615 Elsinore Place
Cincinnati, Ohio
45202

Phone • 513 • 639 • 2800
Fax • 513 • 639 • 2700

VIA FEDERAL EXPRESS

December 3, 2009

Cathy J. Hart
Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Dear Ms. Ferguson:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of Xcel Energy.

We believe that a demonstrated corporate responsibility in matters of the environment, governance and social concerns fosters long term business success. We are increasingly concerned about the impacts related to coal combustion waste, not only to the creation of environmental and health hazards, but also to any risks created on the company's finance and operations.

Catholic Healthcare Partners is therefore co-filing with Green Century Capital Management, the enclosed shareholder proposal for issuance of a report on risks associated with coal combustion waste for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the shareholders' meeting. The verification of ownership is being sent to you separately by CHP's custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. Please send all communication concerning this filing to Susan Smith Makos, SRI Advisor, 4776 South Lake Drive, Boynton Beach, FL 33436.

Sincerely,



Michael D. Connelly
President & CEO
Catholic Healthcare Partners

Encl. Resolution Text
c: Interfaith Center for Corporate Responsibility
Emily Stone, Green Century Capital Management



Report on Coal Combustion Waste

WHEREAS: Coal combustion waste (CCW) is a by-product of burning coal that contains high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks by pollution control equipment. CCW is often stored in landfills, impoundment ponds or abandoned mines. Over 130 million tons of CCW are generated each year in the U.S.

Coal combustion comprises a significant portion (49%) of Xcel Energy's generation capacity. Our company produces 2.5 million tons of CCW each year.

The toxins in CCW have been linked to cancer, organ failure, and other serious health problems. In October 2009, the U.S. Environmental Protection Agency (EPA) published a report finding that "Pollutants in coal combustion wastewater are of particular concern because they can occur in large quantities (i.e., total pounds) and at high concentrations ...in discharges and leachate to groundwater and surface waters."

The EPA has found evidence at over 60 sites in the U.S. that CCW has polluted ground and surface waters.

Recent reports by the *New York Times* and others have drawn attention to CCW's impact on the nation's waterways, as a result of leaking CCW storage sites or direct discharge into surrounding rivers and streams.

The Tennessee Valley Authority's (TVA) 1.1 billion gallon CCW spill in December 2008 that covered over 300 acres in eastern Tennessee with toxic sludge highlights the serious environmental risks associated with CCW. TVA estimates a total cleanup cost of $1.2 billion. This figure does not include the legal claims that have arisen in the spill's aftermath, including the large class-action lawsuit brought against TVA in January 2009.

The EPA plans to determine by the end of 2009 whether certain power plant by-products such as coal ash should be treated as hazardous waste, which would subject CCW to stricter regulations.

The EPA has identified over 580 CCW impoundment facilities around the country. At least 49 of these have been rated by the National Inventory of Dams (NID) as "high hazard potential" sites, where a dam breach would likely result in a loss of human life and significant environmental consequences.

According to our company's filings with the EPA, Xcel Energy operates at least 41 CCW storage sites. 34 of our company's sites have not yet been rated by the NID for their hazard potential.

Our company also re-uses a significant portion of its CCW. While dry CCW has several beneficial re-uses, such as in concrete, pavement and drywall, it can also pose public health and environmental risks in the dry form.

RESOLVED: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste, and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2010, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.



STATE STREET

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette – 6th Fl
Boston, MA 02111-1724

December 2, 2009

Cathy J. Hart
Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Sent via UPS

Dear Ms Hart:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 22,300 (Shares") of Xcel Energy Inc., Common Stock Cusip 98389B100 as of November 30, 2009. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company Memorandum for the benefit of Catholic Healthcare Partners.

The total value of CHP's of Xcel Energy Inc., Common Stock positions was $ 453,136 ($ 20.32 per share) as of November 30, 2009.

Additionally, CHP has held at least $2,000 value of Xcel Energy Inc., Common Stock for at least one year.

Thank you.

Sincerely,

SMcCusker

Susan McCusker
Assistant Vice President

Rec'd 12-4-09



Catholic Healthcare West

December 3, 2009

Cathy J. Hart
Corporate Secretary
Xcel Energy Inc
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Dear Ms. Hart:

Catholic Healthcare West, in collaboration with Green Century Capital Management, hereby submits the enclosed proposal Report on Coal Combustion Waste for inclusion in the proxy statement for consideration and action by the 2010 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Catholic Healthcare West has held over $2000.00 worth of Xcel Energy Inc. stock for more than one year and will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

cc: Kristina Curtis, Green Century Capital Management
Julie Wokaty, Interfaith Center on Corporate Responsibility

185 Berry Street, Suite 300
San Francisco, CA 94107
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org

Report on Coal Combustion Waste

WHEREAS: Coal combustion waste (CCW) is a by-product of burning coal that contains high concentrations of arsenic, mercury, heavy metals and other toxins filtered out of smokestacks by pollution control equipment. CCW is often stored in landfills, impoundment ponds or abandoned mines. Over 130 million tons of CCW are generated each year in the U.S.

Coal combustion comprises a significant portion (49%) of Xcel Energy's generation capacity. Our company produces 2.5 million tons of CCW each year.

The toxins in CCW have been linked to cancer, organ failure, and other serious health problems. In October 2009, the U.S. Environmental Protection Agency (EPA) published a report finding that "Pollutants in coal combustion wastewater are of particular concern because they can occur in large quantities (i.e., total pounds) and at high concentrations ...in discharges and leachate to groundwater and surface waters."

The EPA has found evidence at over 60 sites in the U.S. that CCW has polluted ground and surface waters.

Recent reports by the *New York Times* and others have drawn attention to CCW's impact on the nation's waterways, as a result of leaking CCW storage sites or direct discharge into surrounding rivers and streams.

The Tennessee Valley Authority's (TVA) 1.1 billion gallon CCW spill in December 2008 that covered over 300 acres in eastern Tennessee with toxic sludge highlights the serious environmental risks associated with CCW. TVA estimates a total cleanup cost of $1.2 billion. This figure does not include the legal claims that have arisen in the spill's aftermath, including the large class-action lawsuit brought against TVA in January 2009.

The EPA plans to determine by the end of 2009 whether certain power plant by-products such as coal ash should be treated as hazardous waste, which would subject CCW to stricter regulations.

The EPA has identified over 580 CCW impoundment facilities around the country. At least 49 of these have been rated by the National Inventory of Dams (NID) as "high hazard potential" sites, where a dam breach would likely result in a loss of human life and significant environmental consequences.

According to our company's filings with the EPA, Xcel Energy operates at least 41 CCW storage sites. 34 of our company's sites have not yet been rated by the NID for their hazard potential.

Our company also re-uses a significant portion of its CCW. While dry CCW has several beneficial re-uses, such as in concrete, pavement and drywall, it can also pose public health and environmental risks in the dry form.

RESOLVED: Shareholders request that the Board prepare a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste, and how those efforts may reduce legal, reputational and other risks to the company's finances and operations. This report should be available to shareholders by August 2010, be prepared at reasonable cost, and omit confidential information such as proprietary data or legal strategy.

Exhibit B

Rec'd 12-18-09

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 16, 2009

Cathy J. Hart
Corporate Secretary
Xcel Energy Inc
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Dear Ms. Hart:

In response to your letter dated December 15th regarding my letter of December 4th which enclosed my shareholder proposal to Xcel, please find the enclosed proof of ownership letter from my custodian, JPMorgan. My shares have been held continuously for at least 12 months prior to and through December 4, 2009, the date of submission of my proposal. I will continue to hold these shares through the date of Xcel's 2010 annual meeting.

Thank you for your attention to this matter.

Sincerely,

Neva R. Goodwin

Neva R. Goodwin

Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

J.P.Morgan

December 4, 2009

Ms. Cathy J. Hart
Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Re: Xcel Energy Inc. Shares

Dear Ms. Hart,

JPMorgan Chase Bank is the custodian for the account of Neva Goodwin. As of December 4, 2009, the account of Neva Goodwin held 180 shares of Xcel Energy Inc. common stock (Cusip 98389B100).

The above account has continuously owned at least 180 shares of Xcel Energy Inc. common stock for at least 12 months prior to and through December 4, 2009.

Sincerely,



Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.



CATHOLIC HEALTHCARE PARTNERS



615 Elsinore Place
Cincinnati, Ohio
45202

Phone • 513 • 639 • 2800
Fax • 513 • 639 • 2700

December 30, 2009

VIA UPS and FACSIMILE 612-330-2900

Xcel Energy, Inc.
Attn: Cathy J. Hart, VP and Corporate Secretary
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Re: Shareholder Proposal Co-filed by Catholic Healthcare Partners

Dear Ms. Hart:
In response to your letter dated December 15, 2009, enclosed please find a copy of the letter of verification of ownership from Catholic Healthcare Partner's Custodian, State Street, demonstrating that CHP meets the requirements of one year ownership of $2,000 worth of stock in Xcel as of the date of filing December 2, 2009. State Street is forwarding the original to you under separate cover.

Thank you for your letter. If you have any questions, please don't hesitate to contact Susan Makos, CHP SRI Advisor, at susansmakos@cinci.rr.com, by mail at 4776 South Lake Drive, Boynton Beach, FL 33436 or by telephone at 513-673-9992.

Sincerely,

Molly A. Murphy
Corporate Director, Cash & Investments

cc: Susan S Makos





STATE STREET

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette – 6th Fl
Boston, MA 02111-1724

December 2, 2009

Cathy J. Hart
Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Sent via UPS

Dear Ms Hart:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 21,000 (Shares") of Xcel Energy Inc., Common Stock Cusip 98389B100 as of December 2, 2009. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company for the benefit of Catholic Healthcare Partners.

The total value of CHP's of Xcel Energy Inc., Common Stock positions was $ 432,180 ($ 20.58 per share) as of December 2, 2009.

Additionally, CHP has held at least $2,000 value of Xcel Energy Inc., Common Stock for at least one year.

Thank you.

Sincerely,

Susan McCusker
Assistant Vice President

Received
12-22-09


Catholic Healthcare West

December 17, 2009

Cathy Hart
Xcel Energy
414 Nicollet Mall
Minneapolis, MN 55401-1993

Dear Ms. Hart:

Please find enclosed as requested the proof of stock ownership from Catholic Healthcare West. Catholic Healthcare West will continue to hold ownership of this stock through the scheduled 2010 Shareholder Meeting. Please confirm via email response that you have received the verification to my assistant, Mona Boboc at mboboc@chw.edu.

Sincerely,

Susan Vickers

Susan Vickers, RSM

VP, Community Health
Catholic Healthcare West

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 *telephone*
415.438.5724 *fax*

chwHEALTH.org



STATE STREET
For Everything You Invest In

Erin Rodriguez
Vice President

Institutional Investor Services
444 South Flower, 45th Floor
Los Angeles, California 90071

Telephone 213-362-7371
Facsimile 213-362-7330
eprodriguez@statestreet.com

December 17, 2009

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from December 3, 2008 - December 3, 2009. The December 3, 2009 share positions are listed below:

Security	CUSIP	Shares
Xcel Energy Inc Com	98389B100	55,700
Halliburton Co Com	406216101	256,050
Home Depot Inc Com	437076102	7,000
Chevron Corp Com	166764100	171,440

Please let me know if you have any questions.

Regards,

Erin Rodriguez



GREEN CENTURY FUNDS

Cathy J. Hart
Corporate Secretary
Xcel Energy Inc
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

December 10, 2009

Dear Secretary:

Enclosed please find proof of ownership verifying that Green Century Capital Management has held over $2,000 worth of shares for the time period required to file a shareholder proposal. This proof of ownership accompanies the resolution filed by Green Century Capital Management on December 3, 2009, regarding coal combustion waste.

If you have any questions or to follow up for dialogue, please contact Emily Stone at Green Century Capital Management by phone at 617-482-0800, by email at estone@greencentury.com, or by postal mail at the address below.

Sincerely,

Kristina Curtis

Kristina Curtis
Senior Vice President
Green Century Capital Management, Inc.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com



PRINTED ON RECYCLED PAPER
WITH SOYBASED INK



P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

December 8, 2009

GREEN CENTURY CAPITAL MANAGEMENT INC
114 STATE ST STE 200
BOSTON MA 02109-2402

RE: Xcel Energy (XEL)

To Whom It May Concern:

Thank you for taking the time to contact us.

Please accept this letter as verification that the following Vanguard Brokerage Services client held 190 shares of Xcel Energy Inc. in the below referenced account between the dates of December 3, 2008 and December 3, 2009.

Green Century Capital Management Inc.
Individual Account
*** FISMA & OMB Memorandum M-07-16 ***

Furthermore, please note that this security's value has been in excess of $2000 between the above referenced dates.

If you have any questions, please call Vanguard Brokerage Services® at **800-992-8327**. You can reach us on business days from 8 a.m. to 10 p.m. or on Saturdays from 9 a.m. to 4 p.m., Eastern time.

Sincerely,

Vanguard Brokerage Services

Retail Investor Group
j3a

10326564

OMG User ID: USP

File Copy



414 Nicollet Mall
Minneapolis, Minnesota 55401-1993

December 15, 2009

VIA FEDERAL EXPRESS

Catholic Healthcare Partners
Attention: Michael D. Connelly
615 Elsinore Place
Cincinnati, Ohio 45202
Fax: (513) 639-2700

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Ladies and Gentlemen:

On December 4, 2009, Xcel Energy Inc., a Minnesota corporation (the "Company"), received your shareholder proposal that was submitted for consideration at the Company's next annual meeting and for inclusion in the Company's next proxy statement. Pursuant to Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, I am writing to inform you that your proposal failed to follow certain procedural requirements of Rule 14a-8.

Rule 14a-8(b)(1) requires that you must have continuously held the Company's securities, constituting at least $2,000 in market value or 1% of the Company's securities entitled to vote at the annual meeting, for a period of at least one year by the date you submitted the proposal. Since you are not a registered holder of Xcel Energy securities, Rule 14a-8(b)(2) requires that you submit proof of ownership of the requisite Xcel Energy securities for at least one year at the time you submitted your proposal. The proof of ownership that was submitted by State Street (dated November 30, 2009) did not verify that Catholic Healthcare Partners has continuously owned the requisite Company securities for one year as of the date of the proposal (dated December 2, 2009). *See* Question C(1)(c)(3) of Staff Legal Bulletin 14. Therefore, your proposal has not satisfied this procedural requirement of Rule 14a-8.

To remedy the above-mentioned procedural defects, you must submit a response that is either postmarked or transmitted electronically to the Company no later than 14 days from the date that you received this letter. If you do not remedy the procedural defects discussed in this letter within 14 days of receipt of this letter, the Company is allowed to exclude your proposal from consideration at the Company's next annual meeting and from the Company's next proxy statement.

Very truly yours,

Cathy J. Hart
Vice President and Corporate Secretary

cc: Susan Smith Makos, SRI Advisor

File Copy



414 Nicollet Mall
Minneapolis, Minnesota 55401-1993

December 15, 2009

SENT VIA FEDERAL EXPRESS

Catholic Healthcare West
Attention: Susan Vickers, RSM
185 Berry Street, Suite 300
San Francisco, CA 94107

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Ladies and Gentlemen:

On December 4, 2009, Xcel Energy Inc., a Minnesota corporation (the "Company"), received your shareholder proposal that was submitted for consideration at the Company's next annual meeting and for inclusion in the Company's next proxy statement. Pursuant to Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, I am writing to inform you that your proposal failed to follow certain procedural requirements of Rule 14a-8.

Rule 14a-8(b)(1) requires that you must have continuously held the Company's securities, constituting at least $2,000 in market value or 1% of the Company's securities entitled to vote at the annual meeting, for a period of at least one year by the date you submitted the proposal. Since you are not a registered holder of Xcel Energy securities, Rule 14a-8(b)(2) requires that you submit proof of ownership of your Xcel Energy securities for at least one year at the time you submitted your proposal. This proof of ownership can be accomplished by asking the "record" holder of the securities during that time (such as a broker or a bank) to submit a written statement to the Company verifying that you continuously owned the securities during that period. Such proof of ownership did not accompany the proposal. Therefore, your proposal has not satisfied this procedural requirement of Rule 14a-8.

To remedy the above-mentioned procedural defects, you must submit a response that is either postmarked or transmitted electronically to the Company no later than 14 days from the date that you received this letter. If you do not remedy the procedural defects discussed in this letter within 14 days of receipt of this letter, the Company is allowed to exclude your proposal from consideration at the Company's next annual meeting and from the Company's next proxy statement.

Very truly yours,

Cathy J. Hart
Vice President and Corporate Secretary

File copy



December 15, 2009

414 Nicollet Mall
Minneapolis, Minnesota 55401-1993

Neva Goodwin
30 Rockefeller Plaza
New York, NY 10112

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Dear Ms. Goodwin:

On December 4, 2009, Xcel Energy Inc., a Minnesota corporation (the "Company"), received your shareholder proposal that was submitted for consideration at the Company's next annual meeting and for inclusion in the Company's next proxy statement. Pursuant to Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, I am writing to inform you that your proposal failed to follow certain procedural requirements of Rule 14a-8.

Rule 14a-8(b)(1) requires that you must have continuously held the Company's securities, constituting at least $2,000 in market value or 1% of the Company's securities entitled to vote at the annual meeting, for a period of at least one year by the date you submitted the proposal. Since you are not a registered holder of Xcel Energy securities, Rule 14a-8(b)(2) requires that you submit proof of ownership of your Xcel Energy securities for at least one year at the time you submitted your proposal. This proof of ownership can be accomplished by asking the "record" holder of the securities during that time (such as a broker or a bank) to submit a written statement to the Company verifying that you continuously owned the securities during that period. Such proof of ownership did not accompany the proposal. Therefore, your proposal has not satisfied this procedural requirement of Rule 14a-8.

To remedy the above-mentioned procedural defects, you must submit a response that is either postmarked or transmitted electronically to the Company no later than 14 days from the date that you received this letter. If you do not remedy the procedural defects discussed in this letter within 14 days of receipt of this letter, the Company is allowed to exclude your proposal from consideration at the Company's next annual meeting and from the Company's next proxy statement.

Very truly yours,

Cathy J. Hart
Vice President and Corporate Secretary

cc: Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020